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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           MAXICARE HEALTH PLANS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   577904-20-4
                                 (CUSIP Number)

                              David L. Katsky, Esq.
                        Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 31, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                Page 1 of 4 Pages



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                                                            Page 2 of 4 Pages
_______________________________________________________________________________

CUSIP No.  577904-20-4            SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           AND I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Paul R. Dupee, Jr.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                United States citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER(1)
   SHARES      |     |       657,000                                 3.7%
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER(1)
 REPORTING     |     |       0                                         0%
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER(1)
               |     |       657,000                                 3.7%
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER(1)
               |     |       0                                         0%
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)
                             657,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(1)
                3.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

------------
(1) Reflects ownership as of December 3, 1998.

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                                                            Page 3 of 4 Pages

Item 4.           Purpose of Transaction.

         Peter R. Dupee, Jr. (the "Filing Party") filed a Schedule 13-D with a report date of May 8, 1998 (the "Schedule 13D") in connection with entering into an agreement, dated May 8, 1998 (the "Settlement Agreement"), among the Filing Party, American Opportunity Trust Plc, J.O. Hambro Capital Management Limited and North Atlantic Smaller Companies Investment Trust Plc (collectively, the "Settling Shareholders") and Maxicare Health Plans, Inc. (the "Company").

         Pursuant to the Settlement Agreement, among other things, the Filing Person was elected as a director of the Company and the Company and each of the Settling Shareholders entered into separate voting agreements (each, a "Voting Agreement") whereby each Settling Shareholder agreed to take certain action in connection with and at the Company's 1998 annual meeting of stockholders, which was held on July 30, 1998. As a result, since July 30, 1998, Mr. Dupee has had no continuing obligations under the Settlement Agreement other than his individual obligation not to take any of the following actions in respect of the Company prior to the 1999 annual meeting of shareholders: execute a written consent of shareholders in lieu of a meeting or solicit any such consents, or vote for shareholders to call a special meeting of shareholders or solicit votes for shareholders to call such a meeting.

         As previously reported in the Schedule 13D, the Filing Party has not acted in concert with the Settling Shareholders or any other party with respect to the Company's common stock, $.01 par value (the "Common Stock"), since the execution and delivery of the Settlement Agreement, and Voting Agreements and is not a member of a group. Since his beneficial ownership of the Company's Common Stock is less than 5% and the action provided for in the Settlement Agreement has been taken, the Filing Party's obligations with respect to the filing of any further amendments to the Schedule 13-D have terminated.

Item 5.           Interest in Securities of the Issuer.

         As of December 3, 1998, the Filing Party beneficially owned 657,000 shares of the Company's Common Stock, constituting approximately 3.7% of the Company's outstanding shares of Common Stock (based on 17,925,381 shares outstanding as of November 13, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998). As previously reported on Form 4, the Filing Party acquired an aggregate of 329,900 shares of Common Stock during August and September, 1998. The Filing Party did not make any sales or purchases of the Company's Common Stock during the 60 days prior to the date of this filing.





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                                                              Page 4 of 4 Pages

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated:  December 7, 1998


                                                    s/Paul R. Dupee, Jr.
                                              ---------------------------------
                                              Paul R. Dupee, Jr.